                                                                    Sub-Item 77E

                               LEGAL PROCEEDINGS

                    AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)

SETTLED  ENFORCEMENT  ACTIONS  AND  INVESTIGATIONS  RELATED  TO  MARKET  TIMING

     On October 8, 2004, Invesco Advisers, Inc. (Invesco), successor by merger to Invesco Aim Advisors, Inc. and INVESCO Funds Group, Inc. (IFG), both former investment advisers, along with Invesco Aim Distributors, n/k/a Invesco Distributors, Inc. (Invesco Distributors) reached final settlements with certain regulators, including the Securities and Exchange Commission (SEC), the New York Attorney General and the Colorado Attorney General, to resolve civil enforcement actions and/or investigations related to market timing and related activity in the AIM Funds (n/k/a the Invesco Funds), including those formerly advised by IFG. As part of the settlements, a $325 million fair fund ($110 million of which is civil penalties) was created to compensate shareholders harmed by market timing and related activity in funds formerly advised by IFG. Additionally, Invesco and Invesco Distributors created a $50 million fair fund ($30 million of which is civil penalties) to compensate shareholders harmed by market timing and related activity in funds advised by Invesco, which was done pursuant to the terms of the settlement. The methodology of the fair funds distributions was determined by Invesco's independent distribution consultant (IDC Plan), in consultation with Invesco and the independent trustees of the Invesco Funds, and approved by the SEC on May 23, 2008.

     The IDC Plan provides for distribution to all eligible investors, for the periods spanning January 1, 2000 through July 31, 2003 (for the IFG Fair Fund) and January 1, 2001 through September 30, 2003 (for the AIM Fair Fund), their proportionate share of the applicable Fair Fund to compensate such investors for injury they may have suffered as a result of market timing in the affected funds. The IDC Plan includes a provision for any residual amounts in the Fair Funds to be distributed in the future to the affected funds. Further details regarding the IDC Plan and distributions thereunder are available on Invesco's Web site, available at http://www.invesco.com/us.

Pending  Regulatory  Action  Alleging  Market  Timing

     On August 30, 2005, the West Virginia Office of the State Auditor - Securities Commission (WVASC) issued a Summary Order to Cease and Desist and Notice of Right to Hearing to Invesco and Invesco Distributors (collectively, Invesco) (Order No. 05-1318). The WVASC made findings of fact that Invesco allegedly entered into certain arrangements permitting market timing of the Invesco Funds and failed to disclose these arrangements in the prospectuses for such Funds, and conclusions of law to the effect that Invesco violated the West Virginia securities laws. The WVASC ordered Invesco to cease any further violations and sought to impose monetary sanctions, including restitution to affected investors, disgorgement of fees, reimbursement of investigatory, administrative and legal costs and an "administrative assessment" to be determined by the Commissioner. Invesco is not aware of any further efforts by WVASC to pursue the prosecution of this matter. Invesco settled all other regulatory investigations related to market timing, resulting in: 1) affected shareholders receiving restitution; 2) Invesco paying disgorgement and civil penalties; and 3) Invesco taking remedial actions to prevent market timing. Accordingly, Invesco considers this matter resolved.

Private  Civil  Actions  Alleging  Market  Timing

     Multiple civil lawsuits, including purported class action and shareholder derivative suits, were filed against various parties (including, depending on the lawsuit, certain Invesco Funds, IFG, Invesco, Invesco Aim Management Group, Inc., n/k/a Invesco Management Group, Inc. and certain related entities, certain of their current and former officers and/or certain unrelated third parties) based on allegations of improper market timing and related activity in the Invesco Funds. The lawsuits were transferred to the United States District Court for the District of Maryland (the MDL Court) for consolidated or coordinated pre-trial

                                                                    Sub-Item 77E

proceedings. Pursuant to an Order of the MDL Court, plaintiffs in these lawsuits consolidated their claims into three amended complaints against various Invesco
- and  IFG-related  parties,  as  described  below.

  - RICHARD LEPERA, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED (LEAD PLAINTIFF: CITY OF CHICAGO DEFERRED COMPENSATION PLAN), V. INVESCO FUNDS GROUP, INC., ET AL, in the MDL Court (Case No. 04-MD-15864; No. 04-CV-00814-JFM) (originally in the United States District Court for the District of Colorado), filed on September 29, 2004.

  - CYNTHIA ESSENMACHER, ET AL., Derivatively on Behalf of the Mutual Funds, Trusts and Corporations Comprising the Invesco and AIM Family of Mutual Funds v. AMVESCAP, PLC, ET AL., in the MDL Court (Case No. 04-MD-15864-FPS; No. 04-819), filed on September 29, 2004.

  - MIRIAM CALDERON, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. AVZ, INC., ET AL., in the MDL Court (Case No.
     1:04-MD-15864-FPS), filed on September 29, 2004.

     On January 5, 2008, the parties reached an agreement in principle to settle both the Lepera and the Essenmacher lawsuits, subject to MDL Court approval. On December 15, 2008, the parties reached an agreement in principle to settle the Calderon lawsuit, subject to MDL Court approval. No payments were required under the Calderon settlement; however, the parties agreed that certain limited changes to benefit plans and participants' accounts would be made.

     The MDL Court formally approved the settlements and dismissed with prejudice all claims against the Invesco-related parties on October 25, 2010. There was a brief period to appeal the MDL Court's approval; however, no appeal was filed. This matter is concluded.

At the present time, management of Invesco and the Invesco Funds are unable to estimate the impact, if any, that the outcome of the Pending Litigation and Regulatory Inquiries described herein may have on Invesco, Invesco Distributors or the Invesco Funds.